UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549



                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*


                              TRIPATH IMAGING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock (par value $0.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896942109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Jeffrey S. Sherman, Esq.
                          Becton, Dickinson and Company
                                 1 Becton Drive,
                        Franklin Lakes, New Jersey 07417
                                 (201) 847-6800

                                    Copy to:

                              Mario A. Ponce, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 25, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896942109


________________________________________________________________________________
1    NAME OF REPORTING PERSON  Becton, Dickinson and Company
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  22-0760120



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              2,500,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              2,500,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________

ITEM 1.       SECURITY AND ISSUER.

         This Amendment No. 2 amends the statement on Schedule 13D filed on August 14, 2006 by Becton, Dickinson and Company ("BD") relating to the common stock, $0.01 par value per share, of TriPath Imaging Inc., a Delaware corporation (the "Issuer") as amended by Amendment No. 1 filed by BD on August 16, 2006. The principal executive offices of the Issuer are located at 780 Plantation Drive, Burlington, North Carolina 27215.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended and supplemented as follows:

         On August 16, 2006, BD and the Issuer executed an exclusivity agreement (the "Exclusivity Agreement") pursuant to which BD and the Issuer agreed to work in good faith with each other to negotiate a business combination transaction involving BD and the Issuer on an exclusive basis through 11:59 p.m. (New York City time) on August 25, 2006, or such later date as BD and the Issuer may agree in writing (the "Termination Date").

         In light of the ongoing negotiations regarding a possible business combination transaction involving BD and the Issuer, on August 25, 2006, BD and the Issuer executed an amendment to the Exclusivity Agreement pursuant to which the Termination Date has been revised and extended to 11:59 p.m. (New York City time) on September 1, 2006. In all other respects the Exclusivity Agreement remains in full force and effect. This description of the amendment to the Exclusivity Agreement is qualified in its entirety by reference to the full text of the amendment to the Exclusivity Agreement, which is filed herewith as
Exhibit 7.01 and is incorporated by reference into this Item 6.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01  Amendment to the Exclusivity Agreement

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 25, 2006







                                   BECTON, DICKINSON AND COMPANY


                                   By:  /s/ Jeffrey S. Sherman
                                        -------------------------------
                                        Name:  Jeffrey S. Sherman
                                        Title: Senior Vice President and
                                               General Counsel

                     Amendment to the Exclusivity Agreement

                          Becton, Dickinson and Company
                                 1 Becton Drive
                        Franklin Lakes, New Jersey 07417



August 25, 2006

TriPath Imaging, Inc.
780 Plantation Drive,
Burlington, NC 27215

Attention:        Paul R. Sohmer, M.D.
                  Chief Executive Officer

Ladies and Gentlemen:

         Reference is made to the letter agreement, dated August 16, 2006 (the "Original Agreement") between Becton, Dickinson and Company ("BD") and TriPath Imaging, Inc. (the "Company"). In light of the ongoing negotiations regarding a possible business combination transaction involving BD and the Company (the "Transaction"), BD and the Company hereby agree that the Termination Date, as defined in the Original Agreement, shall be revised and extended to 11:59 p.m. (New York City time) on September 1, 2006. The Original Agreement shall remain in full force and effect except for such revision and extension of the Termination Date.

         If the foregoing is acceptable and agreed to by you, please sign on the line provided below to signify such acceptance and agreement. This letter agreement may be executed in counterparts and shall be governed by the internal laws of the State of Delaware.



                  [Remainder of Page Intentionally Left Blank]

                                             Sincerely,



                                             Becton, Dickinson and Company


                                         By: /s/ Jeffrey S. Sherman
                                             --------------------------
                                             Name: Jeffrey S. Sherman
                                             Title: Senior Vice President and
                                                    General Counsel



Accepted and agreed as of
the date first written above:

TriPath Imaging, Inc.


By:  /s/ Paul R. Sohmer
     ------------------------------------
     Name:  Paul R. Sohmer, M.D.
     Title: Chairman, President and
            Chief Executive Officer